Exhibit 11

INTERNATIONAL PAPER COMPANY

STATEMENT OF COMPUTATION OF PER SHARE EARNINGS

(Unaudited)

(In millions, except per share amounts)

	Three Months Ended March 31,
	2008	2007
Earnings from continuing operations	$150	$457
Discontinued operations	(17)	(23)

Net earnings	133	434
Effect of dilutive securities	—	—

Net earnings - assuming dilution	$133	$434

Average common shares outstanding	420.6	445.3
Effect of dilutive securities
Restricted stock performance share plan	2.6	2.7
Stock options	0.1	0.4

Average common shares outstanding - assuming dilution	423.3	448.4

Earnings per common share from continuing operations	$0.36	$1.03
Discontinued operations	(0.04)	(0.05)

Net earnings per common share	$0.32	$0.98

Earnings per common share from continuing operations - assuming dilution	$0.35	$1.02
Discontinued operations	(0.04)	(0.05)

Net earnings per common share - assuming dilution	$0.31	$0.97

Note: If an amount does not appear in the above table, the security was antidilutive for the period presented.